UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
COMMISSION FILE NUMBER 1-10857
THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN
470 Wheelers Farms Road
Milford, CT 06461
(Full name and address of plan)
THE WARNACO GROUP, INC.
501 Seventh Avenue
New York, New York 10018
(Name of issuer of securities held pursuant to the plan and the address of its principal executive offices)
Copies of all communication to:
The Warnaco Group, Inc.
Attention: Senior Vice President and General Counsel
501 Seventh Avenue 11th Floor
New York, New York 10018

INTRODUCTION
The Warnaco Group, Inc., a Delaware corporation, has established The Warnaco Group, Inc. Employee Savings Plan (the “Plan”). The Plan is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended.
REQUIRED INFORMATION
FINANCIAL STATEMENTS AND EXHIBITS
(a)	Financial Statements: These documents are listed in the Index to Financial Statements.

(b)	Exhibits:
Consent of Independent Registered Public Accounting Firm

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN
INDEX TO FINANCIAL STATEMENTS

PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008	F-2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2009	F-3

Notes to Financial Statements as of December 31, 2009 and 2008 and for the Year Ended December 31, 2009	F4 - F17

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2009	F-18

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURE	F-19

INDEX TO EXHIBIT	F-20

EXHIBIT 23.1 Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants of
The Warnaco Group, Inc. Employee Savings Plan
New York, New York
We have audited the accompanying statements of net assets available for benefits of The Warnaco Group, Inc. Employee Savings Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ DELOITTE & TOUCHE LLP
New York, New York
June 25, 2010

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2009 AND 2008
(Dollars in thousands)

	2009	2008
ASSETS:
Investments — at fair value:
Participant-directed investments	$62,739	$47,940
Participant loans	729	851

Total investments	63,468	48,791

Receivables:
Employer contributions	1,825	1,947
Participant contributions	146	176
Accrued investment income	28	28

Total receivables	1,999	2,151

Other receivable	80	—

Total assets	65,547	50,942

LIABILITIES:
Accrued administrative expenses	—	19

Total liabilities	—	19

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	65,547	50,923

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	867	1,641

NET ASSETS AVAILABLE FOR BENEFITS	$66,414	$52,564

See notes to Financial Statements.

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2009
(Dollars in thousands)

ADDITIONS:
Contributions:
Participant contributions	$5,112
Rollover contributions	271
Employer contributions	3,825

Total contributions	9,208

Investment income:
Net appreciation in fair value of investments	9,277
Dividends	761
Interest	253
Other income	80

Net investment income	10,371

DEDUCTIONS:
Benefit payments to participants	5,644
Administrative expenses	85

Total deductions	5,729

INCREASE IN NET ASSETS	13,850

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	52,564

End of year	$66,414

See notes to Financial Statements.

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2008 AND FOR THE YEAR ENDED DECEMBER 31, 2009
1. DESCRIPTION OF THE PLAN
The Warnaco Group, Inc. Employee Savings Plan (the “Plan”) is sponsored by The Warnaco Group, Inc. (the “Company” or the “Sponsor”). The Plan Year covers the period from January 1 to December 31.
The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
General - The Plan is a defined contribution plan, which covers most domestic non-union employees and certain employees party to collective bargaining agreements with the Company who, for the years beginning before January 1, 2009 have attained age 21, and have completed 30 days of service, or for Plan Years beginning on or after January 1, 2009, have completed 30 days of service, in each case, as provided in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
The Administrative and Investment Committee, which is appointed by the Board of Directors of the Company, serves without compensation, is responsible for the general administration of the Plan and makes the final determination as to all questions arising in connection with the interpretation, application and administration of the Plan. Merrill Lynch Trust Company, FSB (“Merrill Lynch”) serves as trustee and administrative service provider to the Plan. Merrill Lynch also serves as an investment manager.
Contributions - The Plan, as amended, provides that new participants, who are eligible, are automatically enrolled in the Plan and have 3% contributed from their eligible compensation (as defined in the Plan document, as amended), unless they make an election otherwise during the first 30 days of eligibility to either elect out of the contribution or elect to contribute a different amount in 1% increments. Participants may elect to contribute a portion (after-tax or pre-tax in whole percentages from 1% to 75%) of their eligible compensation to the Plan. Highly compensated employees, as defined by ERISA, are limited to 7% pre-tax and 1% after-tax contributions. The Company matches contributions to the Plan equal to 65% of a participant’s contributions up to the first 3% of eligible compensation and 35% of a participant’s contributions up to the next 3% of eligible compensation. Section 401(k) of the Internal Revenue Code (the “Code”) and the Plan limit the amount certain highly compensated individuals may contribute, based on amounts contributed by lower compensated individuals. All employees were limited to a maximum contribution of $16,500 in 2009 by Code Section 402(g). Participants age 50 or older were eligible to make an additional annual “catch-up” contribution of up to $5,500 pre-tax if they met legal and/or plan limits for the year. If any participant’s compensation deferrals for a year exceed the maximum allowable for that year, the excess amount may be returned to the participant as taxable compensation. The Plan also allows participants to rollover contributions from other qualified plans into the Plan.
Employees who are eligible for the Plan (whether or not they actually contribute) and who are employed by the Company on the last business day of the calendar year, are eligible for any profit sharing contribution. In addition, employees who terminate service during the year due to death, total and permanent disability and retirement at 65 or older, are also eligible for the profit sharing contribution. Pursuant to the profit sharing feature, the Company will make annual contributions in an amount to be determined each year at the Company’s discretion. As of December 31, 2009 and 2008, the Plan had a receivable from the Company of $1,765,000 and $1,875,000, respectively, related to such profit sharing feature and a receivable from the Company of $60,000 and $72,000, respectively, related to the Company match.

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2008 AND FOR THE YEAR ENDED DECEMBER 31, 2009
Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions (may include both before-tax and after-tax contributions), the Company’s matching contribution, allocations of the Company’s discretionary contribution and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investments - Participants may direct the investment of their contributions into various investment options offered by the Plan. The Plan offers common collective trusts, investment contracts, mutual funds and the Company’s common stock (“Warnaco Common Stock”) as investment options to participants (see Note 4 — Investments). Participants may allocate investment balances to the investment options in any combination as long as each investment is made in even multiples of 1% of the participant’s fund balance. Participants should refer to the applicable fund’s prospectus for a complete description of each investment option. Participants that do not make an investment election will have all contributions to their account allocated to a predetermined combination of fund investments.
Vesting - Participants are vested immediately in their contributions, plus actual earnings thereon. Participants vest ratably in their share of Company matching and profit sharing contributions and in earnings thereon over a four-year period. Amounts in the Company matching and profit sharing account of an active participant who attains age 65, dies or suffers a total and permanent disability will be fully vested.
Retirement Age - Normal retirement age is 65.
Participant Loans - The Plan allows eligible participants to borrow a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of their account balance. The $50,000 limit is reduced by the participant’s highest loan balance in the last 12 months. General purpose loans must be repaid over a term of no more than five years and loans for the purchase of a primary residence must be repaid over a term of no longer than 15 years. Loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 1% as of the date of borrowing, as determined on a uniform basis by the Administrative and Investment Committee. Interest rates were 4.25% for loans established during the Plan year ended December 31, 2009. As of December 31, 2009, for all loans outstanding, the interest rates ranged from 4.25% to 9.25%. Principal and interest are paid ratably through weekly, semi-monthly or monthly payroll deductions.
Payment of Benefits - Upon termination of service, death, total and permanent disability or retirement, vested benefits due to the participants or their beneficiaries will be paid in a lump sum or installments. The Plan also allows for hardship and in-service withdrawals under certain circumstances.
Forfeited Accounts - As provided in the Plan, forfeitures by participants of Company contributions and earnings thereon during any calendar month are maintained in the Plan’s forfeiture account. Amounts maintained in the forfeiture account are used to pay Plan expenses and may be used to reduce future Company contributions to the Plan. During the year ended December 31, 2009, forfeited nonvested accounts of approximately $85,000 were used to pay administrative expenses. The balance in the forfeiture account as of December 31, 2009 and 2008 was approximately $227,000 and $426,000, respectively.

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2008 AND FOR THE YEAR ENDED DECEMBER 31, 2009
Voluntary Correction Program - During 2007, the Sponsor identified certain changes to the operation and administration of the Plan that had been made prior to January 1, 2007 but for which the Plan had not been amended. As of December 31, 2009, the Sponsor was continuing the process of preparing a Voluntary Correction Program Submission (the “Submission”) with the Internal Revenue Service, which details these failures and proposes to amend the Plan to bring it into compliance with its administrative practices. The Sponsor expects to file the Submission in the third quarter of 2010.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties - The Plan provides for various investment options including common collective trusts, investment contracts, mutual funds and Warnaco Common Stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, Plan management believes it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements. (See Note 4 — Investments).
Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company’s common stock is valued at the closing price reported on the New York Stock Exchange on the last business day of the Plan year. Amounts for investments in common collective trusts are stated at fair value and then adjusted to contract value as described below. Fair values of the trusts are the net asset value of its underlying investments, and contract value is principal plus accrued interest. Investments in common collective trusts that do not invest in guaranteed investment contracts are valued at the net asset value of the shares held by the Plan at year-end, which is based on the fair value of the underlying assets. The Plan also has an investment in an investment contract with an insurance company which is more fully described below. Participant loans are valued at the outstanding loan balances, which approximates fair value.
In accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (ASC) Topic 962, Plan Accounting — Defined Contribution Plans (formerly AICPA Statement of Position No. 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans), as amended, the statements of net assets available for benefits present an investment contract at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive contract from fair value to contract value. The adjustments from fair market value to contract value as of December 31, 2009 and 2008 for this common collective trust were increases of approximately $792,000 and $1,548,000, respectively. The statement of changes in net assets available for benefits is presented on a contract value basis.

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2008 AND FOR THE YEAR ENDED DECEMBER 31, 2009
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
Valuation of Investment Contract - The Plan’s investment contract with MetLife Insurance Company is valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations. The adjustments from fair market value to contract value were an increase of approximately $75,000 and $93,000 at December 31, 2009 and 2008, respectively (see Note 5 — Investment Contract with Insurance Company).
Administrative Expenses - Expenses of the Plan are paid by either the Plan or the Plan’s Sponsor, as provided in the Plan document. These expenses include recordkeeping services provided by the trustee, which are allocated to each participant’s account and professional services which are paid out of the forfeiture account (see Note 1 - Description of the Plan). Accrued administrative expenses, if any, are shown as a separate line item in the Statements of Net Assets Available for Benefits and administrative expenses for the year ended December 31, 2009 are shown as a separate line item in the Statement of Changes in Net Assets Available For Benefits.
Payment of Benefits - Benefits payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not been paid were $19,000 at December 31, 2009. There were no amounts allocated to accounts of persons who had elected to withdraw from the Plan in 2008 which were unpaid as of December 31, 2008.
New Accounting Standards Adopted - The accounting standards initially adopted in the 2009 financial statements described below affected certain note disclosures but did not impact the statements of net assets available for benefits or the statement of changes of net assets available for benefits.
Accounting Standards Codification - FASB Accounting Standards Codification (ASC) became effective on July 1, 2009. At that date, the ASC became FASB’s official source of authoritative U.S. generally accepted accounting principles (GAAP) applicable to all public and nonpublic nongovernmental entities, superseding existing guidance issued by the FASB, the American Institute of Certified Public Accountants (AICPA), the Emerging Issues Task Force (EITF) and other related literature. The FASB also issues Accounting Standards Updates (ASU). An ASU communicates amendments to the ASC. An ASU also provides information to help a user of GAAP understand how and why GAAP is changing and when the changes will be effective.

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2008 AND FOR THE YEAR ENDED DECEMBER 31, 2009
Subsequent Events - In May 2009, the FASB issued ASC 855 (originally issued as FASB Statement No. 165, Subsequent Events) to establish general standards of accounting for and disclosing events that occur after the balance sheet date, but prior to the issuance of financial statements. ASC 855 provides guidance on when financial statements should be adjusted for subsequent events and requires companies to disclose subsequent events and the date through which subsequent events have been evaluated. ASC 855 was effective for periods ending after June 15, 2009. In February 2010, the FASB issued accounting guidance that amended ASC 855 and among other things, requires management to evaluate subsequent events through the date the financial statements are issued with the Securities and Exchange Commission (“SEC”) and no longer requires that an SEC filer disclose the date through which subsequent events have been reviewed. The Company adopted ASC 855 as amended for the year ended December 31, 2009 with no material impact to the Plan’s financial statements.
Updates to Fair Value Measurements and Disclosures - In 2009, FASB Staff Position 157-4, Disclosures Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP 157-4), was issued and later codified into ASC Topic 820, Fair Value Measurements and Disclosures (ASC Topic 820), which expanded disclosures and required major categories for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments.
In September 2009, the FASB issued ASU No. 2009-12, Fair Value Measurements and Disclosures: Investments in Certain Entities That Calculate Net Asset per Share (or Its Equivalent) (“ASU 2009-12”), which amended ASC Subtopic 820-10, Fair Value Measurements and Disclosures — Overall. ASU No. 2009-12 expands the required disclosures for certain investments with a reported net asset value (NAV). ASU No. 2009-12 permits, as a practical expedient, an entity holding investments in certain entities that calculate net asset value per share or its equivalent for which the fair value is not readily determinable, to measure the fair value of such investments on the basis of that net asset value per share or its equivalent without adjustment. The ASU requires enhanced disclosures about the nature and risks of investments within its scope. Such disclosures include the nature of any restrictions on an investor’s ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investee. The Plan has adopted ASU No. 2009-12 on a prospective basis for the year ended December 31, 2009 (see Note 3). The effect of the adoption of the ASU had no impact on the statements of net assets available for benefits and statement of changes in net assets available for benefits.
New Accounting Standards to be Adopted - ASU No. 2010-06, Fair Value Measurements and Disclosures - In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (ASU No. 2010-06), which amends ASC 820 (originally issued as FASB Statement No. 157, Fair Value Measurements), adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan is currently evaluating the impact ASU No. 2010-06 will have on the financial statements.

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2008 AND FOR THE YEAR ENDED DECEMBER 31, 2009
3. FAIR VALUE MEASUREMENTS
ASC 820 Fair Value Measurements and Disclosures, established a single authoritative definition of fair value, set a framework for measuring fair value, and required additional disclosures about fair value measurements. In accordance with ASC 820, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Level 2 represents two separate investments in Common and Collective Trusts. The Merrill Lynch Retirement Preservation Trust invests primarily in a broadly diversified portfolio of guaranteed investment contracts (GICs) and the Merrill Lynch Equity Index Trust which invests primarily in a portfolio of equity securities. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2009 and December 31, 2008. In accordance with the update to ASC 820 (originally issued as FSP 157-4), the table below includes the major categorization for debt and equity securities on the basis of the nature and risk of the investments at December 31, 2009 and 2008.

	Fair Value Measurements
	at December 31, 2009
	(Dollars in thousands)
	Level 1	Level 2		Level 3		Total
Mutual Funds
Small Cap	$3,314	$		$		$3,314
Mid Cap	4,292					4,292
Large Cap	8,877					8,877
International	13,533					13,533
Fixed Income Funds	4,405					4,405
US Government Securities	1,264					1,264

Total Mutual Funds	35,685		—		—	35,685

Guaranteed Investment Contracts					4,808	4,808
Common Collective Trusts
Merrill Lynch Retirement Preservation Trust			10,889			10,889
Merrill Lynch Equity Index Trust			10,412			10,412
Warnaco Group Inc. common stock fund	934					934
Money Market fund	11					11
Participant loans					729	729

	$36,630		$21,301		$5,537	$63,468

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2008 AND FOR THE YEAR ENDED DECEMBER 31, 2009

	Fair Value Measurements
	at December 31, 2008
	(Dollars in thousands)
	Level 1	Level 2		Level 3		Total
Mutual Funds
Small Cap	$1,943	$		$		$1,943
Mid Cap	2,172					2,172
Large Cap	7,277					7,277
International	9,788					9,788
Fixed Income Funds	2,793					2,793
US Government Securities	1,020					1,020

Total Mutual Funds	24,993		—		—	24,993

Guaranteed Investment Contracts					5,484	5,484
Common Collective Trusts
Merrill Lynch Retirement Preservation Trust			9,586			9,586
Merrill Lynch Equity Index Trust			7,475			7,475
Warnaco Group Inc. common stock fund	397					397
Money Market fund	5					5
Participant loans					851	851

	$25,395		$17,061		$6,335	$48,791

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2008 AND FOR THE YEAR ENDED DECEMBER 31, 2009
The following table presents a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3):

	Fair Value Measurements Using
	Significant Unobservable Inputs (Level 3)
	(Dollars in thousands)
	Guaranteed Investment
	Contract	Participant Loans	Total

Beginning balance — January 1, 2009	$5,484	$851	$6,335
Unrealized gains — included in changes in net assets	18	—	18
Interest Earned	206	—	206
Purchases, redemptions, settlements and dispositions	(900)	(122)	(1,022)

Ending balance — December 31, 2009	$4,808	$729	$5,537

The amount of total gains or losses for the period included in changes in net assets attributable to the change in unrealized gains or losses relating to assets still held at the reporting date.	$18	$—	$18

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2008 AND FOR THE YEAR ENDED DECEMBER 31, 2009
In accordance with ASU No. 2009-12, the Plan expanded its disclosures to include the category, fair value, redemption frequency, and redemption notice period for those assets whose fair value is estimated using the net asset value per share as of December 31, 2009.
The following table for December 31, 2009, sets forth a summary of the Plan’s investments with a reported NAV.

	Fair Value Estimated Using Net Asset Value per Share December 31, 2009
		Unfunded	Redemption	Other Redemption	Redemption Notice
Investment	Fair Value *	Commitment	Frequency	Restrictions	Period

MetLife, Inc. Investment Contract (a)	$4,808	—	immediate	none	none
Merrill Lynch Retirement Preservation Trust (b)	10,889	—	immediate	none	none

	$15,697	$—

*	The fair values of the investments have been estimated using the net asset value of the investments.

(a)	This is a fully-benefit-responsive guaranteed investment contract (GIC) with MetLife Insurance Company. The Fund invests primarily in a broadly diversified portfolio of Guaranteed Investment Contracts (GICs). The Fund also invests in high-quality money-market securities.

(b)	This is a collective trust which seeks to provide preservation of capital, liquidity and current income at levels that are typically higher than those provided by money-market funds and similar to short or intermediate term bond funds. The trust invests primarily in a broadly diversified portfolio of guaranteed investment contracts (GIC’s). The Fund also invests in high-quality money-market securities.

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2008 AND FOR THE YEAR ENDED DECEMBER 31, 2009
4. INVESTMENTS
The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2009 and 2008 are as follows:

	December 31,
	2009	2008
	(Dollars in thousands)
Guaranteed Investment Contract:
MetLife Inc. Investment Contract — GR-80511 4,883,138 and 5,576,960 shares, respectively (1)	$4,808	$5,484
Common Collective Trusts:
Merrill Lynch Equity Index Trust 116,059 and 105,234 shares, respectively	10,412	7,475
Merrill Lynch Retirement Preservation Trust 11,681,099 and 11,133,556 shares, respectively (2)	10,889	9,586
Mutual Funds:
American Europacific GR FD R5 94,033 and 0 shares, respectively (5)	3,600
BlackRock Fundamental Growth 304,421 and 308,794 shares, respectively	6,052	4,515
BlackRock Global Allocation Fund 453,477 and 450,791 shares, respectively	8,144	6,771
Eaton Vance Large Cap Value Fund 168,370 and 190,023 shares, respectively (3)	—	2,763
PIMCO Total Return Fund CL A 0 and 275,455 shares, respectively (4)		2,793
PIMCO Total Return Port. Instl 407,881 and 0 shares, respectively (5)	4,405

(1)	Stated at fair value. Contract value of such investment was $4,883 and $5,577 at December 31, 2009 and 2008, respectively.

(2)	Stated at fair value. Contract value of such investment was $11,681 and $11,134 at December 31, 2009 and 2008, respectively.

(3)	Investment not greater than 5% or more of the Plan’s assets at December 31, 2009

(4)	Investment not owned at December 31, 2009

(5)	Investment not owned at December 31, 2008

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2008 AND FOR THE YEAR ENDED DECEMBER 31, 2009
During the year ended December 31, 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

2009
(Dollars in thousands)
Net appreciation in fair value of investments:
Common Collective Trusts	$2,291
The Warnaco Group, Inc. common stock	512
Mutual funds:
American Europacific GR FD R3	918
American Europacific GR FD R5	(69)
Blackrock Fundamental Growth I	1,594
Blackrock Small Cap GR A	(10)
Blackrock Small CP GR INST	4
Blackrock Global Allocation Fund	1,281
Columbia Small Cap Value Fund	48
Columbia Small Cap Value II A	613
Eaton Vance Large Cap Value Fund A	465
Eaton Vance Large Cap Value	5
Federated Government Income	(2)
Jennison Mid Cap Growth Fund	122
Jennison Mid Cap Growth CL Z	1
Nuveen Tradewinds Intl Value Fund	343
Nuveen Tradewinds Intl CL I	(30)
Oppenheimer Small & Mid Cap VA	20
Oppenheimer Small & Mid Cap	373
PIMCO Total Return Fund CL A	242
PIMCO Total Return Port. Instl	(28)
Victory Special Value Fund CL A	560
Victory Special Value Fund CL	24

Net appreciation in fair value of investments:	$9,277

5. INVESTMENT CONTRACT WITH INSURANCE COMPANY
The Plan has a fully benefit-responsive guaranteed investment contract (GIC) with MetLife Insurance Company (“MetLife”). MetLife maintains the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The GIC is included in the financial statements at fair value and then adjusted to contract value as reported to the Plan by MetLife. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2008 AND FOR THE YEAR ENDED DECEMBER 31, 2009
Limitations on the Ability of the GIC to Transact at Contract Value:
Certain events limit the ability of the Plan to transact at contract value with MetLife. Such events include (1) pre-mature termination of the contracts by the Plan; (2) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan); (3) plant closings and layoffs; (4) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan; (5) early retirement incentives or (6) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. Plan management believes that the occurrence of any such value event that would cause the Plan to transact at less than contract value is not probable. MetLife may not terminate the contract at any amount less than contract value.
Average Yields
MetLife is contractually obligated to pay the principal and specified interest rate that is guaranteed to the Plan. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are reviewed on an annual basis for resetting. The crediting interest rate for 2009 is 4.25%.

2009
Average yields:
Based on annualized earnings (1)	4.29%
Based on interest rate credited to participants (2)	4.28%

(1)	Computed by dividing the annual actual aggregrate earnings of the contract by the fair value of the outstanding investments on the last day of the Plan Year.

(2)	Computed by dividing the annual actual earnings credited to participants by the fair value of the outstanding investments on the last day of the Plan Year.
The Plan considers the credit and other risks associated with the MetLife investment contract to be minimal, and therefore have not provided any reserves against contract value. The MetLife contract matures December 31, 2025.
Effective January 1, 2004, the MetLife investment contract no longer accepts new contributions from participants. Contributions that were already invested in the MetLife investment contract prior to January 1, 2004 will remain in the fund until the earlier of: a) the date a participant elects to transfer their contribution to another fund; b) the date the Plan no longer permits contributions to remain in the fund; or c) the date the participant withdraws their contribution from the Plan.
6. COMMON COLLECTIVE TRUSTS
The Merrill Lynch Retirement Preservation Trust is the only common collective trust of the Plan that consists of funds that invest primarily in fully benefit-responsive traditional guaranteed investment contracts (“GIC’s”) and synthetic GIC’s. The Merrill Lynch Retirement Preservation Trust investments in GIC’s are all with AAA-rated insurance companies, banks and trust companies. Synthetic GIC’s are contracts consisting of a combination of a portfolio of securities plus a wrapper contract issued by a financially-responsible third party (usually, a financial institution). In a synthetic GIC, the underlying investments are owned by the fund.

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2008 AND FOR THE YEAR ENDED DECEMBER 31, 2009
Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value, as described in the following paragraphs. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.
Limitations on the Ability of the Fund to Transact at Contract Value:
The existence of certain conditions can limit the trust’s ability to transact at contract value with the issuers of its investment contracts including, but not limited to: partial or complete legal termination of the Trust or a unit holder, tax disqualification, withdrawal of a plan sponsor, and certain Trust amendments if issuers’ consent is not obtained.
7. EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Merrill Lynch, the trustee as defined by the Plan, manages the assets of the Plan and therefore investments in mutual funds and other investments managed by Merrill Lynch qualify as exempt party-in-interest transactions. The Plan incurred fees for Merrill Lynch recordkeeping services of approximately $18,000 which were paid or payable to the trustee for the year ended December 31, 2009. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.
As of December 31, 2009 and 2008, the Plan held 22,128 shares and 20,229 shares, respectively, of common stock of the Company, the sponsoring employer, with a fair value of approximately $934,000 and $397,000, respectively.
Certain officers and employees of the Company (who may also be participants in the Plan) perform certain administrative, record keeping, accounting and financial reporting services on behalf of the Plan. The Company pays these individuals’ salaries and also pays certain other administrative expenses on behalf of the Plan. The Plan sponsor believes that these transactions are not deemed prohibited party-in-interest transactions because they are covered by statutory and administrative exemptions from the Code and ERISA’s Rules on Prohibited Transactions.
8. PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions of ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.
9. FEDERAL INCOME TAX STATUS
The Internal Revenue Service has determined and informed the Company by a letter dated November 12, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter; however, the Plan administrator and the Plan’s tax counsel believe the Plan is currently designed and operated in compliance with the applicable requirements of the Code and the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2008 AND FOR THE YEAR ENDED DECEMBER 31, 2009
10. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2009 and 2008 to Form 5500 (in thousands):

	2009	2008
Net assets available for benefits per the financial statements	$66,414	$52,564
Adjustment from contract value to fair value for common collective trusts	(792)	(1,548)
Amounts allocated to withdrawing participants	(19)	—

Net assets per the Form 5500	$65,603	$51,016

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2009 to Form 5500 (in thousands):

Benefits paid to participants per the financial statements	$5,644
Add: Amounts allocated to withdrawing participants at December 31, 2009	19
Less: Amounts allocated to withdrawing participants at December 31, 2008	—

Benefits paid to participants per Form 5500	$5,663

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.
The following is a reconciliation of the decrease in net assets per the financial statements for the year ended December 31, 2009 to Form 5500 (in thousands):

Increase in net assets per the financial statements	$13,850
Plus: Adjustment to benefits paid to participants	(19)
Plus: Adjustment from contract value to fair value for common collective trusts 2008	1,548
Less: Adjustment from contract value to fair value for common collective trusts 2009	(792)

Net income (loss) per Form 5500	$14,587

* * * * * * *

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN	EIN: 95-4032739 PN: 020

FORM 5500 SCHEDULE H, Part IV, Line 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2009

	(b)	(c)	(d)		(e)
(a)	Identity of Issue	Description of Investment	Cost	Shares	Current Value

	MetLife, Inc. Investment Contract	Guaranteed Investment Contract No.
		GR-80511 - 4.25% Matures 12/31/2025	**	4,883,138	$4,808,056
*	Merrill Lynch Equity Index Trust	Common Collective Trust	**	116,059	10,411,687
*	Merrill Lynch Retirement Preservation Trust	Common Collective Trust	**	11,681,099	10,889,405
*	Merrill Lynch Government Fund	Mutual Funds	**	187,531	187,531
	American Europacific GR FD R5	Mutual Funds	**	94,033	3,599,576
*	BlackRock Fundamental Growth	Mutual Funds	**	304,421	6,051,883
*	BlackRock Global Allocation Fund	Mutual Funds	**	453,477	8,144,450
*	BlackRock Small CP Gr Inst	Mutual Funds	**	10,024	195,562
	Columbia Small Cap Value Fund	Mutual Funds	**	283,699	3,117,855
	Eaton Vance Large Cap Value Fund A	Mutual Funds	**	168,370	2,825,254
	Federated Government Income	Mutual Funds	**	121,502	1,076,512
	Jennison Mid Cap Growth CL Z	Mutual Funds	**	8,776	206,859
	Nuveen Tradewinds Intl CL I	Mutual Funds	**	76,781	1,789,004
	Oppenheimer Small & Mid Cap Va	Mutual Funds	**	74,446	2,015,995
	PIMCO Total Return Port. Instl	Mutual Funds	**	407,881	4,405,115
	Victory Special Value Fund CL A	Mutual Funds	**	152,574	2,068,905
*	The Warnaco Group, Inc. Common Stock	Common Stock	**	22,128	933,565
*	Various Participants	Participant loans with interest rates ranging from 4.25% to 9.25%,
		maturing between 2010 and 2024.	**		729,477
*	Merrill Lynch Cash and Distribution Account	Money Market Fund	**		11,073
					$63,467,764

*	Party-in-interest

**	Cost information is not required for participant directed investments and is therefore not included

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, The Warnaco Group, Inc., as Savings Plan administrator, has duly caused this Annual Report on Form 11-K for the period ended December 31, 2009 to be signed on its behalf by the undersigned thereunto duly authorized.

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN
Date: June 25, 2010	By:	/s/ Lawrence R. Rutkowski
Lawrence R. Rutkowski
Executive Vice President and Chief Financial Officer of The Warnaco Group, Inc.

INDEX TO EXHIBIT

Exhibit
Number	Description

23.1	Consent of Independent Registered Public Accounting Firm